SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                          For the month of October 2007

                           AIXTRON AKTIENGESELLSCHAFT

                 (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                AIXTRON Acquires Nanoinstruments Ltd.

     Product Portfolio now expanded to Carbon Nanotubes and other
                                  Nanomaterials

    AACHEN, Germany--(BUSINESS WIRE)--Oct. 8, 2007--AIXTRON AG and Nanoinstruments Ltd., GB, have agreed on the acquisition of Nanoinstruments Ltd. business by AIXTRON. Under the terms of the agreement, the price of the transaction will not be disclosed. Founded in 2005 as a spin-off from the University of Cambridge, Nanoinstruments is a manufacturer of chemical vapor deposition (CVD) and plasma enhanced CVD research systems for Carbon nanotubes
(CNT) and other nanomaterials. CNT is a promising material solution for many future optical and electronic devices and applications. CNT is currently being investigated by many research groups as a promising material to be used in flat panel displays, heat sinks, integrated circuits, sensors or as electron guns. The addition of Nanoinstruments' products to AIXTRON's portfolio of deposition equipment creates new potential opportunities in the mid- and long term within the Nanotechnology application space for the company.

    AIXTRON Nanoinstruments will focus both on R&D and industrial scale CNT equipment, combining the unique expertise of Nanoinstruments with AIXTRON's technical resources, manufacturing capabilities and its international customer service and support network. Key members of the present Nanoinstruments management team will join the new AIXTRON Nanoinstruments technology unit, including Nanoinstruments' founders, Dr. Ken Teo and Dr.Nalin Rupesinghe.

    Paul Hyland, President and CEO of AIXTRON said; 'We have been very impressed with what the Nanoinstruments team has achieved in the short time they have been operating. They have already supplied systems to key research and industrial institutions around the world which are using their equipment to push CNT technology into novel electronic applications. This emerging technology is highly complimentary to our core skill set and so we are eagerly looking forward to Ken and Nalin joining the AIXTRON team at an exciting time for their customers. Coupled with our existing extensive experience and technical strength, we believe that we can, through the Nanoinstruments team, expand the business in the very interesting nanotechnology arena.'

    Dr. Ken Teo adds: 'We are convinced that AIXTRON is the right partner to take our technology to the next level. Our existing and future customers will strongly benefit from the acquisition not only in terms of increased R&D capabilities, but also from AIXTRON's production capabilities and its worldwide sales, service and support network. We will be able to operate more closely with our customers through AIXTRON's subsidiaries in Europe, USA, Japan, China, Korea and Taiwan.'

    About AIXTRON

    AIXTRON AG is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, as well as a range of other leading-edge technologies.

    About Nanoinstruments Nanoinstruments Ltd was founded in 2005 to supply enabling nanotube, nanowire and nanofiber equipment to the Nanotechnology market. The company is based in the UK with its headquarters in Cambridge and its manufacturing facility in Meldreth, near Cambridge. Nanoinstruments' equipment, with an installed base spanning America, Europe and Asia, are used in research and industry for various emerging applications in electronics.

    For further information on AIXTRON AG (FSE: AIX, ISIN
DE0005066203; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

    Forward-Looking Statements This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

Language:     English
Issuer:       AIXTRON AG
              Kackertstr. 15-17
              52072 Aachen
              Deutschland
Phone:        +49 (0)241 8909-0
Fax:          +49 (0)241 8909-40
E-mail:       invest@aixtron.com
Internet:     www.aixtron.com
ISIN:         DE0005066203
WKN:          506620
Indices:      TecDAX
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin, Munchen, Hamburg, Dusseldorf,
              Stuttgart; Terminborse EUREX; Foreign Exchange(s) Nasdaq

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AIXTRON AG

Date: October 8, 2007
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO